CHEVRON CORPORATION

6001 Bollinger Canyon Road,

San Ramon, California 94583

April 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Levenberg, Special Counsel
Karina Dorin, Special Counsel

RE:	Chevron Corporation
Registration Statement on Form S-4
File No. 333-277356

Dear Mr. Levenberg and Ms. Dorin:

We respectfully request withdrawal of our acceleration request letter filed as correspondence via EDGAR on April 11, 2024, which requested that the above-referenced Registration Statement become effective on April 15, 2024 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned is no longer requesting that the Registration Statement be declared effective at this specific date and time and hereby formally withdraws such request for acceleration.

If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Christine L. Cavallo
Name: Christine L. Cavallo
Title: Assistant Secretary and Managing Counsel